SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 07 July 2014

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BT Group notes the press release issued below by the BT Pension Scheme:

4 July 2014

BT PENSION SCHEME TRUSTEE REDUCES LONGEVITY RISK

BT Pension Scheme ("BTPS" or the "Scheme") Trustee announces today that longevity insurance and reinsurance arrangements have been entered into to protect the Scheme against costs associated with potential increases in life expectancy.

These arrangements cover over 25% of the BTPS's total exposure to improvements in longevity, covering some £16bn of the Scheme's liabilities (measured on an economic basis1 at October 2013, the date the insurance and reinsurance commences). The longevity insurance policy will provide long term protection and income to the Scheme in the event that members live longer than currently expected.

To facilitate the transaction and maximise the Scheme's access to the global insurance and reinsurance market, the Trustee has set up a wholly owned insurance company. BTPS has transferred longevity risk to this insurer, who has in turn reinsured this longevity risk with The Prudential Insurance Company of America ("PICA"), a U.S. based life insurance company. By using a wholly owned insurer, the Trustee was able to access capacity in the global insurance and reinsurance market directly and achieve the best value for the Scheme.

Paul Spencer, Chairman of the Trustee said: "This transaction has taken many months of hard work by the Scheme's executive team. This is a ground breaking deal in terms of size, structure and with one of the leading life insurance companies in the United States providing reinsurance. But more than this, the Trustee is delighted with a transaction that significantly reduces risk and provides enhanced security for members".

The longevity insurance policy will form part of the Scheme's investment portfolio. These arrangements will not require additional contributions to be made by BT.

BTPS was advised by Towers Watson and Allen & Overy LLP with support from Hogan Lovells.

BT Pension Scheme Media Contacts:

RLM Finsbury
Dorothy Burwell
Guy Lamming
Tel: +44 20 7251 3801
Email: BTPS@rlmfinsbury.com

1 Broadly comparable to the solvency basis quoted in BT's 2014 Annual Report on page 158 (assets covered 66% of the liabilities on a solvency measure at the 2011 valuation).  This measure is not comparable with the liabilities under the accounting standard IAS19 (£46.7bn at 31 March 2014) or the actuarial funding liabilities which are calculated using different assumptions.

NOTES TO EDITORS:

About BT Pension Scheme

BT Pension Scheme is the UK's largest corporate Defined Benefit (DB) pension scheme with assets of some £40 billion (as of 30 June 2013), paying over £2bn in pension payments per year.

About The Prudential Insurance Company of America

Reinsurance contracts are issued by The Prudential Insurance Company of America ("PICA"), a subsidiary of Prudential Financial, Inc. ("PFI") (NYSE:PRU). PICA is not a UK authorised insurer, and does not conduct business in the United Kingdom or provide direct insurance to any individual or entity therein.  PFI of the United States is not affiliated with Prudential plc, which is headquartered in the UK. PFI, a financial services leader with more than $1.1 trillion of assets under management as of March 31, 2014, has operations in the United States, Asia, Europe, and Latin America. PFI's diverse and talented employees are committed to helping individual and institutional customers grow and protect their wealth through a variety of products and services, including life insurance, annuities, retirement-related services, mutual funds and investment management. In the U.S., its iconic Rock symbol has stood for strength, stability, expertise and innovation for more than a century. For more information, please visit www.news.prudential.com .

PICA was advised by Willkie Farr & Gallagher LLP with support from Clifford Chance LLP.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 07 July 2014